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 CONTACTS:

 Thomas M. Daly, Jr.           Nigel D. Muir           Investor Relations
 Roy Winnick                   Praxair, Inc.           Scott S. Cunningham
 Kekst and Company             203-837-2240            Praxair, Inc.
 212-593-2655                                          203-837-2073


          PRAXAIR COMPLETES TENDER OFFER FOR CBI INDUSTRIES, INC.


DANBURY, Conn., January 12, 1996 -- Praxair, Inc. (NYSE: PX) said today that it has completed its tender offer for all the outstanding common shares of CBI Industries, Inc. (NYSE: CBI) at $33 net per share. The offer expired, as scheduled, at midnight Eastern time on Thursday, January 11, 1996.

As of the termination of the offer, based on a preliminary count from the Depositary, the Bank of New York, approximately 40, 863,514 CBI shares had been tendered and accepted for payment. This includes approximately 8,131,792 shares tendered pursuant to guarantees of delivery that have not yet been delivered. These tendered shares, together with the 79,300 shares of CBI common stock that Praxair currently owns, represent approximately 90 percent of the outstanding shares of CBI common stock.

H. William Lichtenberger, Praxair's chairman and chief executive officer, said, "With the successful completion of this tender offer, we will now move quickly to realize the full potential of the combined businesses."

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.

CBI Industries, Inc., with 1994 sales of $1.9 billion, has subsidiaries operating throughout the world producing and distributing carbon dioxide and industrial gases; designing, engineering, fabricating and erecting metal plate structures and executing other contracting services; and providing oil and refined petroleum product storage and blending facilities.

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